UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Cameron International Corporation

(Exact name of the registrant as specified in its charter)

Delaware	1-13884	76-0451843
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

1333 West Loop South, Suite 1700, Houston, Texas	77027
(Address of principal executive offices)	(zip code)

Grace B. Holmes 713-513-3300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Cameron International Corporation (the "Company" or "Cameron") has filed the Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.01, is available at http://investors.c-a-m.com/compliance.

Item 1.02 Exhibit

Attached as an exhibit to this Form SD is the Conflict Minerals Report required by Item 1.01.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report of Cameron International Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ William C. Lemmer	June 2, 2014
By:	William C. Lemmer
Title:	Senior Vice President and General Counsel